

02047724

P.E.
8/1/02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

_____
By: Paul Miatello
Its: Secretary

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail: wkennedy@revprop.com
http://www.revprop.com

April 15, 2002

Contact: William I. Kennedy
            President

REVENUE PROPERTIES COMPANY LIMITED
ANNOUNCES SALE OF
THE OAKS PROPERTIES IN TORONTO

TORONTO, April 15, 2002.   Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today that it has entered into a conditional agreement with a private group to sell RPCL's interest in The Oaks residential properties in Toronto, Ontario.

Under the terms of the agreement the purchaser has until the end of the day on April 18, 2002 in which to complete its due diligence and satisfy certain other conditions.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development and ownership of income-producing properties. Additional information can be obtained on the Internet at http://www.revprop.com.

-30-

J:\Press Release new\press releases\April 15, 2002 the Oaks.doc